# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AgomAb Therapeutics NV, CIK 0002020932
CUSIP: 00860C102
Title of class of securities: Common Shares, no nominal value per share
Address of issuer's principal executive offices: Posthoflei 1/6, Antwerpen, Belgium (C9), 2600
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,735,926; sole dispositive power 0; shared dispositive power 2,735,926; aggregate amount beneficially owned 2,735,926 (5.6% of the class)
  Comment: The information in Item 4 relating to the Issuer's common shares, no nominal value per share ("Common Shares"), that are or may be deemed beneficially owned by Redmile Group, LLC ("Redmile") is incorporated herein by reference.
  
  Percentage based on 49,247,975 Common Shares outstanding as of March 31, 2026, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 23, 2026 (the "Form 20-F").
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,735,926; sole dispositive power 0; shared dispositive power 2,735,926; aggregate amount beneficially owned 2,735,926 (5.6% of the class)
  Comment: The information in Item 4 relating to the Common Shares that are or may be deemed beneficially owned by Jeremy C. Green is incorporated herein by reference.
  
  Percentage based on 49,247,975 Common Shares outstanding as of March 31, 2026, as reported by the Issuer in the Form 20-F.
- Redmile Biopharma Investments III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,735,926; sole dispositive power 0; shared dispositive power 2,735,926; aggregate amount beneficially owned 2,735,926 (5.6% of the class)
  Comment: The information in Item 4 relating to the Common Shares that are or may be deemed beneficially owned by Redmile Biopharma Investments III, L.P. ("RBI III") is incorporated herein by reference.
  
  Percentage based on 49,247,975 Common Shares outstanding as of March 31, 2026, as reported by the Issuer in the Form 20-F.

## Item 1. Issuer
Name of issuer: AgomAb Therapeutics NV
Address of issuer's principal executive offices: Posthoflei 1/6, 2600 Antwerpen, Belgium

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Redmile Biopharma Investments III, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

Redmile Biopharma Investments III, L.P.
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Biopharma Investments III, L.P.: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the Common Shares. CUSIP number 00860C102 has been assigned to the American Depositary Shares (ADSs) of the Issuer.

Redmile Group, LLC - 2,735,926 (1)
Jeremy C. Green - 2,735,926 (1)
Redmile Biopharma Investments III, L.P. - 2,735,926 (1)
Percent of class:
Redmile Group, LLC - 5.6% (2)
Jeremy C. Green - 5.6% (2)
Redmile Biopharma Investments III, L.P. - 5.6% (2)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 2,735,926 (1)
Jeremy C. Green - 2,735,926 (1)
Redmile Biopharma Investments III, L.P. - 2,735,926 (1)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 2,735,926 (1)
Jeremy C. Green - 2,735,926 (1)
Redmile Biopharma Investments III, L.P. - 2,735,926 (1)

(1) As of March 31, 2026, each of the reporting person's beneficial ownership of Common Shares is comprised of 2,579,676 Common Shares and 156,250 American Depositary Shares ("ADS"), each representing one Common Share. The Common Shares and ADS are directly held by RBI III, a private investment vehicle for which Redmile is the investment manager. Redmile may be deemed to beneficially own these securities in its capacity as the investment manager with discretion to vote and dispose of all Common Shares held by RBI III. Mr. Green also may be deemed to beneficially own these securities as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such securities, if any.

(2) Percentage based on 49,247,975 Common Shares outstanding as of March 31, 2026, as reported by the Issuer in the Form 20-F.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (05/15/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (05/15/2026)
- Redmile Biopharma Investments III, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments III (GP), LLC, general partner of Redmile Biopharma Investments III, L.P. (05/15/2026)